| | Subject to Completion Preliminary Term Sheet dated January 3, 2013 | Filed Pursuant to Rule 433 Registration No. 333-180289 (To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product supplement LIRN-2 dated March 27, 2012) |
|---|---|---|

Units
$10 principal amount per unit
CUSIP No.

Pricing Date* January , 2013
Settlement Date* January , 2013
Maturity Date* January , 2015

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")



# Capped Leveraged Index Return Notes® Linked to the S&P 500® Index

- Maturity of approximately two years

- 2-to-1 upside exposure to increases in the Index, subject to a capped return of [12% to 16%]

- 1-to-1 downside exposure to decreases in the Index beyond a 10% decline, with up to 90% of the Original Offering Price at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange



**The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See "Risk Factors" on page TS-6 of this term sheet and beginning on page S-9 of product supplement LIRN-2.**

———————————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————————

| | Per Unit | Total |
|---|---|---|
| Public offering price[(1)(2)] | $10.00 | $ |
| Underwriting discount[(1)(2)] | $0.20 | $ |
| Proceeds, before expenses, to HSBC | $9.80 | $ |

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

**The notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

## Merrill Lynch & Co.
January , 2013

# Capped Leveraged Index Return Notes®

Linked to the S&P 500® Index, due January    , 2015


Enhanced Return

## Summary

The Capped Leveraged Index Return Notes® Linked to the S&P 500® Index due January    , 2015 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the S&P 500® Index (the "Index") is greater than the Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus").  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement LIRN-2 dated March 27, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412017416/v307215_424b2.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*Our Central Index Key, or CIK, on the SEC Website is 83246.* Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet.  The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

## Terms of the Notes

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Original Offering Price:** | $10.00 per unit |
| **Term:** | Approximately two years |
| **Market Measure:** | The S&P 500® Index (Bloomberg symbol: "SPX"), a price return index. |
| **Starting Value:** | The closing level of the Index on the pricing date. |
| **Ending Value:** | The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page S-20 of product supplement LIRN-2. |
| **Threshold Value:** | 90% of the Starting Value, rounded to two decimal places. |
| **Capped Value:** | [$11.20 to $11.60] per unit of the notes, which represents a return of [12% to 16%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date. |
| **Maturity Valuation Period:** | Five scheduled calculation days shortly before the maturity date. |
| **Participation Rate:** | 200% |
| **Calculation Agent:** | Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly. |
| **Fees Charged:** | The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-12. |

## Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



**Is the Ending Value greater than the Starting Value?**

Yes → You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[ \$10 \times \text{Participation Rate} \times \left( \frac{\text{Ending Value - Starting Value}}{\text{Starting Value}} \right) \right]$$

No ↓

**Is the Ending Value greater than or equal to the Threshold Value?**

Yes → You will receive per unit:
$10

No ↓

You will receive per unit:

$$\$10 - \left[ \$10 \times \left( \frac{\text{Threshold Value - Ending Value}}{\text{Starting Value}} \right) \right]$$

*In this case, you will receive a payment that is less, and possibly significantly less, than the Original Offering Price per unit.*


## Investor Considerations

**You may wish to consider an investment in the notes if:**

- You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

- You accept that the return on the notes, if any, will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

**The notes may not be an appropriate investment for you if:**

- You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek 100% return of principal at maturity.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

## Hypothetical Payout Profile

The below graph is based on **hypothetical** numbers and values.

**Capped Leveraged Index Return Notes®**



This graph reflects the returns on the notes, based on the Participation Rate of 200%, a Threshold Value of 90% of the Starting Value and a Capped Value of $11.40, the midpoint of the Capped Value range of [$11.20 to $11.60] per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.



# Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 90, the Participation Rate of 200%, and a Capped Value of $11.40 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

| Ending Value | Percentage Change from the Starting Value to the Ending Value | Redemption Amount per Unit | Total Rate of Return on the Notes |
|---|---|---|---|
| 60.00 | -40.00% | $7.00 | -30.00% |
| 70.00 | -30.00% | $8.00 | -20.00% |
| 80.00 | -20.00% | $9.00 | -10.00% |
| 90.00[1] | -10.00% | $10.00 | 0.00% |
| 94.00 | -6.00% | $10.00 | 0.00% |
| 97.00 | -3.00% | $10.00 | 0.00% |
| 100.00[2] | 0.00% | $10.00 | 0.00% |
| 103.00 | 3.00% | $10.60 | 6.00% |
| 106.00 | 6.00% | $11.20 | 12.00% |
| 110.00 | 10.00% | $11.40[3] | 14.00% |
| 120.00 | 20.00% | $11.40 | 14.00% |
| 130.00 | 30.00% | $11.40 | 14.00% |
| 140.00 | 40.00% | $11.40 | 14.00% |
| 150.00 | 50.00% | $11.40 | 14.00% |
| 160.00 | 60.00% | $11.40 | 14.00% |

[1]     This is the **hypothetical** Threshold Value.

[2]     The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

[3]     The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.

For recent actual levels of the Index, see "The Index" section below.  The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.  In addition, all payments on the notes are subject to issuer credit risk.



**Enhanced Return**

**Redemption Amount Calculation Examples**

**Example 1**

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    80.00

Threshold Value: 90.00

$$\$10 - \left[ \$10 \times \left( \frac{90-80}{100} \right) \right] = \$9.00 \quad \text{Redemption Amount per unit}$$

**Example 2**

The Ending Value is 95.00, or 95.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    95.00

Threshold Value: 90.00

Redemption Amount (per unit) = **$10.00**, the Original Offering Price, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

**Example 3**

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    103.00

$$\$10 + \left[ \$10 \times 200\% \times \left( \frac{103-100}{100} \right) \right] = \textbf{\$10.60} \text{ Redemption Amount per unit}$$

**Example 4**

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    130.00

$$\$10 + \left[ \$10 \times 200\% \times \left( \frac{130-100}{100} \right) \right]$$ **= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.40 per unit**

# Risk Factors

*We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.*

*In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."*

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your yield may be less than the yield on a conventional debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- Your return, if any, is limited to the return represented by the Capped Value.

- Your investment return may be less than a comparable investment directly in the Index, or the components included in the Index.

- You must rely on your own evaluation of the merits of an investment linked to the Index.

- Commissions, fees and hedging costs as described on page TS-12 may affect the price at which you will be able to sell the notes in secondary market transactions.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

- The Redemption Amount will not reflect changes in the value of the Index prior to the Maturity Valuation Period.

- The publisher of the Index may adjust the Index in a way that affects its value, and the Index publisher has no obligation to consider your interests.

- If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

- Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Index may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.

- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index and you will not be entitled to receive dividends or other distributions by issuers of these securities.

- Except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the Index, we and MLPF&S do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page S-33 of product supplement LIRN-2.

# The Index

We have derived all information relating to the S&P 500® Index including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by S&P Dow Jones Indices LLP (the "Index sponsor").  The Index sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

**The Index Sponsor Publishes the Index**

The Index is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  The Index sponsor chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which the Index sponsor uses as an assumed model for the composition of the total market.  The Index sponsor may from time to time in its sole discretion, add companies to or delete companies from, the Index to achieve these objectives.

Relevant criteria employed by the Index sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Ten main industry groups comprise the Index:  Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Materials and Telecommunication Services.  Changes in the Index are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the Index sponsor's website.  Information contained in the Index sponsor's website is not incorporated by reference in, and should not be considered a part of, this document.

The Index does not reflect the payment of dividends on the stocks included in the Index and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until the maturity date or earlier call.

**Computation of the Index**

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock.  In March 2004, the Index sponsor announced that it would transition the Index to float adjusted market capitalization weights.  The transition began in March 2005 and was completed in September 2005.  The Index sponsor's criteria for selecting stock for the Index was not changed by the shift to float adjustment.  However, the adjustment affects each company's weight in the Index (i.e., its Market Value).  Currently, the Index sponsor calculates the Index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares.  Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," were removed from the float for purposes of calculating the Index.  Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  Shares of a U.S. company traded in Canada as "exchangeable shares," are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company's officers and directors hold 3% of the company's shares, and no other control group holds 5% of the company's shares, the Index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company's officers and directors hold 3% of the company's shares and another control group holds 20% of the company's shares, the Index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company's outstanding shares are considered to be held for control.  For companies with multiple classes of stock,



the Index sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this term sheet, the Index is also calculated using a base-weighted aggregate methodology:  the level of the Index reflects the total Market Value of all the component stocks relative to the Index base period of 1941-43.  The daily calculation of the Index is computed by dividing the Market Value of the Index component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index.  While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions.  Therefore, the actual number used in the Index is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the Index includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.  Continuity in the level of the Index is maintained by adjusting the Divisor for all changes in the Index constituents' share capital after the base period of 1941-43 with the level of the Index as of the base period set at 10.  Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by the Index sponsor so that there is no change in the Market Value of the component stock.  All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the Index also require a Divisor adjustment.  By adjusting the Divisor for the change in total Market Value, the level of the Index remains constant.  This helps maintain the level of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index.  All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the Index.  As noted in the preceding  paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

| Type of Corporate Action | Comments | Divisor Adjustment |
|---|---|---|
| Company added/deleted | Net change in market value determines Divisor adjustment. | Yes |
| Change in shares outstanding | Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change. | Yes |
| Stock split | Share count revised to reflect new count.  Divisor adjustment is not required since the share count and price changes are offsetting. | No |
| Spin-off | If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit). | Yes |
| Spin-off | Spun-off company added to the Index, no company removed from the Index. | No |
| Spin-off | Spun-off company added to the Index, another company removed to keep number of names fixed.  Divisor adjustment reflects deletion. | Yes |

Enhanced Return

# Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due January , 2015



| | | |
|---|---|---|
| Change in IWF | Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF. | Yes |
| Special dividend | When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value. | Yes |
| Rights offering | Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid. | Yes |

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the Index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

# Capped Leveraged Index Return Notes®

Linked to the S&P 500® Index, due January    , 2015



*The following graph shows the monthly historical performance of the Index in the period from January 2007 through December 2012.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 2, 2013, the closing level of the Index was 1,462.42.*

**Historical Performance of the Index**



*This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.*

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

**License Agreement**

S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("S&P") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones").  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices").  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices' only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the


foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

# Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices.  MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

### Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.075 per unit, representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks bids from market participants, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see "Risk Factors—General Risks Relating to LIRNs" beginning on page S-9 and "Use of Proceeds" on page S-18 of product supplement LIRN-2.

# Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement LIRN-2) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

**You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page S-33 of product supplement LIRN-2.**

# Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

# Market-Linked Investments Classification

 Enhanced Return

*MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.*

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Leveraged Index Return Notes<sup>®</sup>" and "LIRNs<sup>®</sup>" are registered service marks of Bank of America Corporation, the parent company of MLPF&S.